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                               November 19, 2021

       Michael Hill
       Chief Executive Officer
       BLOOMIOS, INC.
       201 W Montecito Street
       Santa Barbara, CA 93101

                                                        Re: BLOOMIOS, INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 2,
2021
                                                            File No. 333-257890

       Dear Mr. Hill:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed November 2, 2021

       Risk Factors, page 22

   1. We note your response to prior comment 1 and reissue it in part. Please revise your risk factor here to discuss
risks or effects of any state regulations related to the sampling of and testing for THC,
and the disposal of non-compliant product.
 Michael Hill
FirstName LastNameMichael Hill
BLOOMIOS,    INC.
Comapany 19,
November  NameBLOOMIOS,
              2021         INC.
November
Page 2    19, 2021 Page 2
FirstName LastName
Financial Statements for the Year Ended December 31, 2020
Notes to the Consolidated Financial Statements, page F-7

2. We note your revised disclosure in response to prior comment 2. Consistent with our prior comment, further expand your disclosure here and in appropriate sections throughout the filing to clearly describe how you accounted for the acquisition of CBD Brand
         Partners LLC.
General

3. Obtain and file a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to
Item 601(b)(23) of
         Regulation S-K.
4. We note your response to prior comment 3 and reissue it in part. Your cover page disclosure states that your common stock is listed on The OTC Markets under the symbol
            BLMS.    Please revise to clarify that your shares are currently
quoted on the OTC Pink
         Market.
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Ken Bart